Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of CNOOC Limited (the “Company”) or any of its subsidiaries (the “Securities”) in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. The Company is conducting a public offering of the securities as described herein in the United States pursuant to the Company’s post-effective amendment No. 1 to the shelf registration statement on Form F-3 (File No.333-224357) filed with the United States Securities and Exchange Commission on 20 September 2019.

No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

US$1,000,000,000 2.875% GUARANTEED NOTES DUE 2029

US$500,000,000 3.300% GUARANTEED NOTES DUE 2049

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY THE COMPANY

This announcement is made by the Company pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Listing Rules.

References are made to the announcements of the Company dated 20 September 2019 in relation to the proposed offering of notes by CNOOC Finance (2013) to be guaranteed by the Company.

The Board is pleased to announce that on 25 September 2019, New York time, the Company and CNOOC Finance (2013) entered into the Underwriting Agreement with Bank of China, BOC International, Citigroup, Goldman Sachs (Asia) L.L.C., J.P. Morgan, UBS, ABC International, Agricultural Bank of China Limited Hong Kong Branch, The Bank of East Asia, Limited, BOCOM International, China International Capital Corporation, ICBC International and Société Générale Corporate & Investment Banking in connection with the issuance of the 2029 Notes and the 2049 Notes.

The aggregate proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by CNOOC Finance (2013) and the Company, are estimated to be approximately US$1,489.9 million. The proceeds will be used for general corporate purposes.

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2013).

INTRODUCTION

This announcement is made by the Company pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Listing Rules.

References are made to the announcements of the Company dated 20 September 2019 in relation to the proposed offering of notes by CNOOC Finance (2013) to be guaranteed by the Company.

The Board is pleased to announce that on 25 September 2019, New York time, the Company and CNOOC Finance (2013) entered into the Underwriting Agreement with Bank of China, BOC International, Citigroup, Goldman Sachs (Asia) L.L.C., J.P. Morgan, UBS, ABC International, Agricultural Bank of China Limited Hong Kong Branch, The Bank of East Asia, Limited, BOCOM International, China International Capital Corporation, ICBC International and Société Générale Corporate & Investment Banking in connection with the issuance of the 2029 Notes and the 2049 Notes.

THE UNDERWRITING AGREEMENT

Date

25 September 2019

Parties to the Underwriting Agreement

(a)	CNOOC Finance (2013) as the issuer of the Notes;

(b)	The Company as the guarantor with respect to the obligations of CNOOC Finance (2013) under the Notes and the Indenture; and

(c)	Bank of China, BOC International, Citigroup, Goldman Sachs (Asia) L.L.C., J.P. Morgan, UBS, ABC International, Agricultural Bank of China Limited Hong Kong Branch, The Bank of East Asia, Limited, BOCOM International, China International Capital Corporation, ICBC International and Société Générale Corporate & Investment Banking as the underwriters of the Notes.

Bank of China, BOC International, Citigroup, Goldman Sachs (Asia) L.L.C., J.P. Morgan and UBS are the joint global coordinators, joint lead managers and joint bookrunners and ABC International, Agricultural Bank of China Limited Hong Kong Branch, The Bank of East Asia, Limited, BOCOM International, China International Capital Corporation, ICBC International and Société Générale Corporate & Investment Banking are the joint bookrunners in respect of the offer and sale of the Notes. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, each of the above underwriters is an independent third party and is not a connected person of the Company.

The Company is conducting a public offering of the 2029 Notes and the 2049 Notes in the United States pursuant to the Company’s post-effective amendment No. 1 to the shelf registration statement on Form F-3 (File No. 333-224357) filed with the SEC on 20 September 2019. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.

PRINCIPAL TERMS OF THE NOTES

Notes Offered

Subject to certain conditions to completion, CNOOC Finance (2013) will issue the 2029 Notes in an initial aggregate principal amount of US$1,000,000,000 which will mature on 30 September 2029, and the 2049 Notes in an initial aggregate principal amount of US$500,000,000 which will mature on 30 September 2049, unless any of the 2029 Notes or the 2049 Notes are redeemed earlier pursuant to the terms thereof and of the Indenture. At maturity, the Notes are payable at 100% of the principal amount thereof.

Issue Price

The issue price of the 2029 Notes will be 99.440% of the principal amount, plus accrued interest, if any, from 30 September 2019 to the issue date. The issue price of the 2049 Notes will be 100.000% of the principal amount, plus accrued interest, if any, from 30 September 2019 to the issue date.

Interest

The 2029 Notes will bear interest from 30 September 2019 at the rate of 2.875% per annum, payable semi-annually in arrears from 30 March 2020. The 2049 Notes will bear interest from 30 September 2019 at the rate of 3.300% per annum, payable semi-annually in arrears from 30 March 2020. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking of the Notes and the Guarantee

The 2029 Notes and the 2049 Notes will be the direct, unconditional, unsubordinated and unsecured obligations of CNOOC Finance (2013), and will rank pari passu with all other unsecured and unsubordinated Indebtedness of CNOOC Finance (2013) (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all other Indebtedness of CNOOC Finance (2013) that is designated as subordinate or junior in right of payment to the Notes.

The Notes are unconditionally guaranteed as to the payment of the principal and interest in respect thereof and all other amounts payable under the Notes by the Company as evidenced by the Guarantee set forth in the Indenture. The Guarantee is the Company’s direct, unconditional, unsubordinated and unsecured obligation and will rank pari passu with all of the Company’s other unsecured and unsubordinated Indebtedness (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all the Company’s other Indebtedness that is designated as subordinate or junior in right of payment to the Guarantee.

Events of Default

Each of the following shall constitute an “Event of Default” under the Indenture for each series of the Notes:

(i)	failure to pay principal of any Note of that series within two business days after the date on which such amount is due and payable, upon optional redemption, acceleration or otherwise;

(ii)	failure to pay interest on any Note of that series within 30 days after the due date for such payment;

(iii)	failure to perform any other covenant or agreement of the Company or the Issuer in the Indenture, and such failure continues for 60 days after there has been given, by registered or certified mail, to the Company or the Issuer, as the case may be, by the Trustee or by the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding (with a copy to the Trustee) a written notice specifying such failure and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture;

(iv)	the Guarantee shall cease to be in full force or effect or the Company shall deny or disaffirm its obligations under the Guarantee;

(v)	(a) failure to pay upon final maturity (after giving effect to the expiration of any applicable grace period therefor) the principal of any Indebtedness of the Company, the Issuer or any Principal Subsidiary, (b) acceleration of the maturity of any Indebtedness of the Company, the Issuer or any Principal Subsidiary following a default by the Company, the Issuer or such Principal Subsidiary, if such Indebtedness is not discharged, or such acceleration is not annulled, within 10 days after receipt by the Trustee of the written notice from the Company or the Issuer as provided in the Indenture, or (c) failure to pay any amount payable by the Company, the Issuer or any Principal Subsidiary under any guarantee or indemnity in respect of any Indebtedness of any other Person if such obligation is not discharged or otherwise satisfied within 10 days after receipt of written notice as provided in the Indenture; provided, however, that no such event set forth in (a), (b) or (c) shall constitute an Event of Default unless the aggregate outstanding Indebtedness to which all such events relate exceeds the greater of (x) US$100,000,000 (or its equivalent in any other currency) and (y) 2% of the shareholders’ equity of the Company as determined under IFRS IASB; and

(vi)	certain events in bankruptcy, insolvency or reorganisation in respect of the Company, the Issuer or any Principal Subsidiary as provided in the Indenture.

If an Event of Default (other than an Event of Default described in (vi) above) with respect to the Notes of that series shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding by written notice as provided in the Indenture may declare the unpaid principal amount of such Notes and any accrued and unpaid interest thereon (and any additional amounts payable in respect thereof) to be due and payable immediately.

If an Event of Default described in (vi) above with respect to the Notes of that series shall occur, the unpaid principal amount of all the Notes of that series and any accrued and unpaid interest thereon (and any additional amounts payable in respect thereof) will automatically, and without any action by the Trustee or any holder of the Notes of that series, become immediately due and payable.

After any such acceleration but before a judgment or decree based on acceleration has been obtained, the holders of at least a majority in aggregate principal amount of the Notes of that series then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

Covenants

The Company has covenanted in the Indenture, with certain exceptions, not to incur certain liens or consolidate, merge or sell its assets substantially as an entirety unless certain conditions are satisfied. The Notes and the Indenture do not otherwise restrict or limit the ability of the Company to incur additional Indebtedness by itself or its subsidiaries or its ability to enter into transactions with, or to pay dividends or make other payments to, affiliates.

Redemption

At any time, the Company or the Issuer may, at the Company’s option, redeem the Notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the applicable Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable Notes to be redeemed (not including interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points in the case of the 2029 Notes or 20 basis points in the case of the 2049 Notes, plus, in each case, accrued and unpaid interest on the applicable Notes to be redeemed, if any, to the date of redemption.

In addition, the Company or the Issuer may, at the Company’s option, on not less than 30 nor more than 60 days’ prior notice, redeem the 2029 Notes at any time from or after 30 June 2029, in whole or in part, and the 2049 Notes at any time from or after 30 March 2049, in whole or in part, in each case at a redemption price equal to 100% of the principal amount of the applicable Notes to be redeemed plus accrued and unpaid interest, if any, to (but not including) the date of redemption.

Reason for the issuance of the Notes

The Group is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sale of crude oil and natural gas.

The aggregate proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by CNOOC Finance (2013) and the Company, are estimated to be approximately US$1,489.9 million. The proceeds will be used for general corporate purposes.

Listing

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2013).

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“2029 Notes”	US$1,000,000,000 aggregate principal amount of 2.875% guaranteed notes due 30 September 2029

“2049 Notes”	US$500,000,000 aggregate principal amount of 3.300% guaranteed notes due 30 September 2049

“ABC International”	ABCI Capital Limited, one of the joint bookrunners in respect of the offer and sale of the Notes

“Agricultural Bank of China Limited Hong Kong Branch”	Agricultural Bank of China Limited Hong Kong Branch, one of the joint bookrunners in respect of the offer and sale of the Notes

“Bank of China”	Bank of China Limited, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Board”	the board of Directors

“BOC International”	BOCI Asia Limited, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“BOCOM International”	BOCOM International Securities Limited, one of the joint bookrunners in respect of the offer and sale of the Notes

“China International Capital Corporation”	China International Capital Corporation Hong Kong Securities Limited, one of the joint bookrunners in respect of the offer and sale of the Notes

“Citigroup”	Citigroup Global Markets Inc., one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“CNOOC Finance (2013)”	CNOOC Finance (2013) Limited, a business company incorporated with limited liability in the British Virgin Islands under the BVI Business Companies Act 2004 (as amended), and a wholly-owned subsidiary of the Company

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American Depositary Receipts are listed on the New York Stock Exchange and the Toronto Stock Exchange

“connected person”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the directors of the Company

“Goldman Sachs (Asia) L.L.C.”	Goldman Sachs (Asia) L.L.C., one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Group”	the Company and its subsidiaries from time to time

“Guarantee”	the guarantee given by the Company with respect to the obligations of CNOOC Finance (2013) under the Notes and the Indenture

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“ICBC International”	ICBC International Securities Limited, one of the joint bookrunners in respect of the offer and sale of the Notes

“Indebtedness”	“Indebtedness” of any Person means, at any date, without duplication, (i) any outstanding indebtedness for or in respect of money borrowed (including bonds, debentures, notes or other similar instruments, whether or not listed) that is evidenced by any agreement or instrument, excluding trade payables; (ii) all non-contingent obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument; and (iii) all Indebtedness of others guaranteed by such Person; provided, however, that, for the purpose of determining the amount of the Company’s Indebtedness outstanding at any relevant time, the amount included as the Company’s Indebtedness in respect of finance leases shall be the net amount from time to time properly characterised as “obligations under finance leases” in accordance with the IFRS IASB

“Indenture”	the written agreement between the Company as guarantor, the Issuer and The Bank of New York Mellon as trustee of the Notes, pursuant to which the Notes will be issued

“Issuer”	CNOOC Finance (2013)

“J.P. Morgan”	J.P. Morgan Securities LLC, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Notes”	the 2029 Notes and the 2049 Notes issued by CNOOC Finance (2013) and guaranteed by the Company

“Person”	any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organisation, government or any agency or political subdivision thereof or any other entity

“PRC”	The People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan

“Principal Subsidiary”	“Principal Subsidiary” at any time shall mean one of the Company’s subsidiaries:

(i) as to which either or both of the following conditions is/are satisfied: (a) its net profit or (in the case of one of the Company’s subsidiaries which has subsidiaries) consolidated net profit attributable to the Company (in each case before taxation and exceptional items) is at least 10% of the Company’s consolidated net profit (before taxation and exceptional items); or (b) its net assets or (in the case of one of the Company’s subsidiaries which has subsidiaries) consolidated net assets attributable to the Company (in each case after deducting minority interests in subsidiaries) are at least 10% of the Company’s consolidated net assets (after deducting minority interests in subsidiaries); all as calculated by reference to the then latest financial statements (consolidated or, as the case may be, unconsolidated) of the Company’s subsidiary and the Company’s then latest audited consolidated financial statements; or

(ii) to which is transferred all or substantially all of the assets of the Company’s subsidiary which immediately prior to the transfer was a Principal Subsidiary, provided that, with effect from such transfer, the subsidiary which so transfers its assets and undertakings shall cease to be a Principal Subsidiary (but without prejudice to paragraph (i) above) and the Company’s subsidiary to which the assets are so transferred shall become a Principal Subsidiary

“SEC”	the United States Securities and Exchange Commission

“Société Générale Corporate & Investment Banking”	Société Générale, one of the joint bookrunners in respect of the offer and sale of the Notes

“subsidiary”	has the meaning ascribed to it under the Listing Rules

“The Bank of East Asia, Limited”	The Bank of East Asia, Limited, one of the joint bookrunners in respect of the offer and sale of the Notes

“Trustee”	The Bank of New York Mellon as trustee of the Notes

“UBS”	UBS AG Hong Kong Branch, one of the joint global coordinators, joint lead managers and joint bookrunners in respect of the offer and sale of the Notes

“Underwriting Agreement”	the underwriting agreement dated 25 September 2019 entered into among the Company, the Issuer, Bank of China, BOC International, Citigroup, Goldman Sachs (Asia) L.L.C., J.P. Morgan, UBS, ABC International, Agricultural Bank of China Limited Hong Kong Branch, The Bank of East Asia, Limited, BOCOM International, China International Capital Corporation, ICBC International and Société Générale Corporate & Investment Banking in relation to the offer and sale of the Notes

“U.S.” or “United States”	the United States of America, its territories and possessions and all areas subject to its jurisdiction

“US$”	United States dollar, the lawful currency of the United States

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 26 September 2019

As at the date of this announcement, the Board comprises:

Executive Director	Independent Non-executive Directors
Xu Keqiang Non-executive Director Wang Dongjin (Vice Chairman)	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong